                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)(1)


                    Philadelphia Consolidated Holding Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  717528 10 3
--------------------------------------------------------------------------------
                                 (CUSIP Number)


      James J. Maguire, Jr., Trustee, The James J. Maguire Annuity Trust**
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               February 21, 1997
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

** c/o Philadelphia Consolidated
   Holding Corp.
   Suite 100, One Bala Plaza
   Bala Cynwyd, PA 19004
   (610) 617-7900

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 717528 10 3                                         PAGE 2 OF 5 PAGES

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
    The James J. Maguire 1995 Annuity Trust and
    James J. Maguire, Jr., Trustee
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*


--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    / /

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

                      U.S.
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES                                           570,397
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING                                                0
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                                                    570,397
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                                                          0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                    570,397
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           9.4%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

                           00 - Trust, trustee
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 3 of 5 Pages

ITEM 1.  SECURITY AND ISSUER.

        The Issuer's name is Philadelphia Consolidated Holding Corp. and its executive offices are located at Suite 100, One Bala Plaza, Bala Cynwyd, Pennsylvania 19004. This statement is filed with respect to shares of the Issuer's Common Stock, no par value (CUSIP Number 717528 10 3) ("Common Stock").

ITEM 2.  IDENTITY AND BACKGROUND.

        This statement is being filed by James J. Maguire, Jr., a United States citizen, as trustee (the "Trustee") of the James J. Maguire 1995 Annuity Trust (the "Trust") and by the Trust. The address of the Trust and the Trustee is c/o Philadelphia Consolidated Holding Corp., Suite 100, One Bala Plaza, Bala Cynwyd, Pennsylvania 19004. The principal employment of the Trustee is Insurance Executive.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        Not Applicable.

ITEM 4.  PURPOSE OF TRANSACTION.

        Not Applicable.

                                                               Page 4 of 5 Pages


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

        The Trust beneficially owns 570,397 shares of Common Stock representing 9.4% of the Common Stock, as calculated in accordance with Rule 13d-3(d)(1). The Trustee, on behalf of the Trust, has sole power to vote or direct the vote and sole power to dispose or direct the disposition over all 570,397 shares of Common Stock. On February 21, 1997, 181,653 shares of the Common Stock were transferred by the Trust to James J. Maguire, the beneficiary of the Trust, as a distribution therefrom.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS, WITH RESPECT TO SECURITIES OF THE ISSUER.

        Pursuant to the terms of the Trust, its settlor, James J. Maguire, Chairman of the Board and Chief Executive Officer of the Issuer, has the right to substitute assets of equivalent value for those of the Trust, which currently consist only of the 570,397 shares of Common Stock which are the subject of this statement.

ITEM 7.  EXHIBITS

        Not Applicable.

                                                               Page 5 of 5 Pages




                                    SIGNATURE

                  After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                    The James J. Maguire 1995 Annuity Trust

                                    /s/ James J. Maguire, Jr.
                                    -------------------------------------------
                                    Signature

Dated: April 18, 1997               James J. Maguire, Jr.
                                    Individually and as Trustee